                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             KOREA THRUNET CO., LTD.
                                (Name of Issuer)

                   Common Stock, par value Won 2,500 per share
                         (Title of Class of Securities)

                                    Y49975124
                                 (CUSIP Number)

                                 Ms. Janice Lee
                                Tae-pyung-ro 2-43
                             Chung-ku, Seoul 100-733
                                  Seoul, Korea
                                 (822) 6266-5500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. Y49975124

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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    hanarotelecom incorporated
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2.  Check the Appropriate Box if a Member of a Group

    (a)      [ ]

    (b)      [ ]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):                                       OO
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)
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6.  Citizenship or Place of Organization:                      Republic of Korea
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  Number of           7.    Sole Voting Power:                        99,240,000
  Shares              ----------------------------------------------------------
  Beneficially        8.    Shared Voting Power
  Owned by Each       ----------------------------------------------------------
  Reporting           9.    Sole Dispositive Power:                   99,240,000
  Person With         ----------------------------------------------------------
                      10.   Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:     99,240,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
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13.  Percent of Class Represented by Amount in Row (11):                  96.22%
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14.  Type of Reporting Person:                                                CO
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
ITEM 1 SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value Won 2,500 per share ("Shares") of Korea Thrunet Co., Ltd., a Korean corporation (hereafter referred to as "Thrunet" or the "Issuer"). The principal executive offices of the Issuer are located at 1337-20, Secho-2dong, Seocho-ku, Seoul, Korea 137-751.


ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by hanarotelecom incorporated (hereinafter referred to as "hanarotelecom" or the "Company"), a corporation organized under the laws of the Republic of Korea.

The Company's principal business offices are located at Tae-pyung-ro 2-43, Chung-ku, Seoul, Korea 100-733. The Company is a telecommunications service provider that currently offers high-speed broadband Internet access, voice, leased line and IDC services in Korea.

During the last five years, the Company has not been, and to the best of its knowledge, none of its executive officers and directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The name, business address and present position and principal occupation of each executive officer and director of the Company is set forth in Exhibit A to this
Schedule 13D and is specifically incorporated herein by reference units entirety. Almost all such persons are citizens of the Republic of Korea, unless specified otherwise.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 3, 2005, hanarotelecom directly acquired 99,240,000 common shares in Thrunet for the amount of KRW 248,100,000,000. Under the amended reorganization plan which was approved by Thrunet's interest parties meeting and the bankruptcy court, Thrunet reduced its capital and as a result, the shares that hanarotelecom acquired represent 96.22% of Thrunet's outstanding common shares. On June 23, 2005, the court approved Thrunet's application to terminate its court receivership. Until such time, the court receiver controlled the business affairs of Thrunet.

The Company acquired the shares with its cash on hand, including proceeds of its previous general financing activities, including the issuance and sale of U.S.$500 million aggregate principal amount of 7% notes due 2012. Although acquiring the Thrunet shares were part of the use of proceeds of such financing, such financing was completed in the ordinary course of the Company's business.


ITEM 4. PURPOSE OF TRANSACTION

Through the acquisition of Thrunet shares, the Company expects to integrate the Company's business and customer base together with Thrunet's business and customer base. For more information regarding the benefits of the acquisition and the Company's plans relating to the integration, please refer to the Company's Form 20-F, which was filed with the SEC on June 29, 2005. In order to facilitate the integration, the Company has changed some members of the present board of directors and management of Thrunet. In addition, the Company is reviewing the possible merger of the two companies in the future.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) hanarotelecom beneficially owns 99,240,000 common shares of Thrunet, which represents 96.22% of the total issued and outstanding shares of Thrunet as of June 30, 2005.
     (b) hanarotelecom has sole power to vote and dispose or to direct the disposition with respect to such Shares.
     (c) Except as descried herein, neither the Company nor, to the best of the Company's knowledge, any other person referred to in Exhibit A attached hereto, beneficially owns or has acquired or disposed of any shares of the Issuer during the past 60 days.

     (d)  Not applicable.
     (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On February 4, 2005, hanarotelecom entered into the Agreement of Acquisition of Korea Thrunet Co.,Ltd. with Thrunet.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A - Directors and Officers of the Company

Exhibit B - Agreement for Acquisition of Korea Thrunet Co., Ltd.

For further information relating to the financings described in Item 3 above, please refer to the Company's Form 20-F, which was filed with the SEC on June 29, 2005.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 1, 2005                                hanarotelecom incorporated

                                            By: /s/ Janice Lee
                                            ------------------------------------
                                                                 Janice Lee, CFO

EXHIBIT A

DIRECTORS AND OFFICERS OF HANAROTELECOM INCORPORATED

The name, present position and principal occupation of each executive officer and director of the Company (whose business addresses are at 43, Taepyungro 2-ga, Chung-gu, Seoul, Korea) are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Company.

           NAME              AGE                               POSITION
           ----              ---                               --------
Chang-bun Yoon               50         President and Chief Executive Officer
Jong Myung Rhee...........   50         Senior Executive Vice President and Chief Technology Officer
Dominic A. Gomez..........   50         Senior Executive Vice President and Chief Operating Officer
Soon-Yub Samuel Kwon......   47         Senior Executive Vice President and Chief Corporate Officer
Jung Taik Oh..............   48         Senior Executive Vice President and Chief Strategy Officer
Gyu-Seok Oh...............   41         Executive Vice President and Chief Marketing Officer
Kyounglim Yun.............   40         Executive Vice President and Chief Sales Officer
Janice Lee................   43         Executive Vice President and Chief Financial Officer
Kap Seok Oh...............   47         Executive Vice President and Chief Business Officer
Dong Sik Byun.............   44         Senior Vice President
Young Wan Cho.............   45         Senior Vice President
Matt Lee..................   46         Senior Vice President
Jung Sik Suh..............   35         Senior Vice President
Hyung Jun Song............   46         Senior Vice President
Geon Jun Park.............   47         Senior Vice President
Sueng Gil Park............   50         Senior Vice President
Kyu Shik Shin.............   48         Senior Vice President
Hee Don Jung..............   43         Senior Vice President
Chong Hoon Park...........   40         Senior Vice President
Young Bo Chang............   47         Senior Vice President
Hyung Do Kil..............   47         Senior Vice President
Won Soo Doo...............   45         Senior Vice President
Jong Soo Seo..............   38         Senior Vice President

EXHIBIT B



                                  AGREEMENT FOR
                     ACQUISITION OF KOREA THRUNET CO., LTD.

This Agreement for Acquisition of Korea Thrunet Co., Ltd. (this "Agreement") is entered into on February 4, 2005 between the following parties:

Reorganization Company:    Korea Thrunet Co., Ltd.
                           1338-5, Seocho-dong, Seocho-ku, Seoul
                           Receiver: Seok Won Park

Proposed Acquirer:         Hanaro Telecom Inc.
                           43, Taepyungro 2-ga, Chung-gu, Seoul
                           Representative Director: Chang-Bun Yoon


                                    RECITALS

WHEREAS, Korea Thrunet Co., Ltd. (the "Thrunet"), which is subject to reorganization proceedings sent a bidding information sheet to the prospective investors interested in the acquisition of the shares of the Thrunet for purposes of mergers and acquisitions ("M&A"), and Hanaro Telecom Inc. ("Hanaro Telecom") was designated as the preferred bidder of negotiation for the acquisition of the Thrunet under such bidding information sheet.

WHEREAS, the Thrunet and Hanaro Telecom entered into a certain memorandum of understanding dated December 21, 2004 (the "MOU").

NOW, THEREFORE, the parties hereto agree, as follows, for the acquisition of the
Thrunet:


ARTICLE 1 (PURPOSE)

The purpose of this Agreement is to provide for the matters related to M&A of the Thrunet by Hanaro Telecom.


ARTICLE 2 (DEFINITION)

(1) "Amended Reorganization Plan" means the plans, as amended, regarding Thrunet that are prepared and submitted by Thrunet to implement this Agreement and obtain the approval of the Reorganization Court related thereto. Such plan shall include procedures and terms regarding the acquisition of Thrunet by Hanaro Telecom, details of the restructuring of the debts owed by Thrunet to its creditors, and matters related to reservation of the working capital of Thrunet.

(2) "Purchase Price" means 471,390,000,000 Won to be paid by Hanaro Telecom for the acquisition of Thrunet, and to be invested in, or provided to, Thrunet in the form of subscription for new shares and bonds issued by Thrunet, subject to the terms contained in this Agreement.

(3) "Earnest Money" means the amount that shall be paid by Hanaro Telecom to the account designated by Thrunet pursuant to Article 4(1) hereof in order to guarantee the performance of the matters contained herein.

(4) "Reorganization Court" means the Seoul Central District Court that has the jurisdiction over the corporate reorganization proceedings with respect to Thrunet.

(5) "Bidding Documents" means the entire bidding documents submitted by Hanaro Telecom to Thrunet on December 13, 2004 for M&A of Thrunet.


ARTICLE 3 (M&A PROCEDURES AND EARNEST MONEY)

(1) The acquisition hereunder shall proceed in the stages involving, among others, (i) deposit of the Purchase Price by Hanaro Telecom, (ii) debt restructuring for reorganization security holders and reorganization creditors (each including the surety obligations, the same hereinafter),
     (iii) payment of the Purchase Price by Hanaro Telecom, (iv) adoption of a resolution with respect to the Amended Reorganization Plan at a meeting of interested persons, (v) approval by the Reorganization Court, (vi) issuance of new shares and bonds by Thrunet, and (vii) payment of the secured loans or unsecured loans by Thrunet.

(2) Thrunet shall use its best efforts to follow the procedures for obtaining the approval of the Reorganization Court with respect to the Amended Reorganization Plan that reflects the M&A procedures and terms preferred by Hanaro Telecom, and Hanaro Telecom shall fully cooperate therewith.

(3) The approval of the Amended Reorganization Plan by the Reorganization Court shall be a condition precedent to the obligation of Hanaro Telecom to subscribe for new shares and bonds as set forth in Articles 7 and 8 hereof.

(4) Hanaro Telecom shall pay the Purchase Price for the acquisition of Thrunet, as follows, subject to the detailed terms as set forth in Articles 7 and 8:

     A. Capital increase for value                  248,100,000,000 Won
     B. Subscription for bonds                      223,290,000,000 Won
         Total                                      471,390,000,000 Won


ARTICLE 4 (EARNEST MONEY)

(1) Hanaro Telecom shall, simultaneous with the execution of this Agreement, pay to the following bank account designated by Thrunet a sum of 47,139,000,000 Won, equivalent to ten (10) % of the Purchase Price as set forth in Article 3(4) hereof (which shall include the guarantee deposit paid by Hanaro Telecom to the account designated by Thrunet upon execution of the MOU and the interest accrued thereon), in order to guarantee its performance of this Agreement. In such case, the 24,810,000,000 Won, equivalent to the guarantee deposit paid by Hanaro Telecom to the account designated by Thrunet upon execution of the MOU (including the interest accrued thereon), shall be applied in and toward payment of part of the Earnest Money, and the pledge created over such guarantee deposit (including the interest accrued thereon) shall be automatically extinguished upon the payment of the Earnest Money.

     Accountholder:               Korea Thrunet Co., Ltd.
                                  Receiver: Seok Won Park
     Financial Institution:       Citibank Korea Inc.
     Account No.:                 151-08621-319

(2) Thrunet and Hanaro Telecom shall enter into a pledge agreement in the form as attached hereto with respect to the bank deposit claims on the Earnest Money and any accrued interest thereon, and Thrunet shall, immediately upon the payment of the Earnest Money under Paragraph (1) above, create a pledge in favor of Hanaro Telecom (over such bank deposit claims).

(2) The Earnest Money as set forth in this Article 4 and the interest accrued thereon from the date of payment of the Earnest Money until the date of depositing of the Purchase Price under Article 9(1) hereof shall be applied in and toward payment of part of the Purchase Price to be deposited by Hanaro Telecom.


ARTICLE 5 (PAYMENT OF REORGANIZATION SECURITY AND REORGANIZATION CREDIT)

(1) The amount and terms of payment of reorganization security and reorganization credit shall be made in accordance with the Amended Reorganization Plan. Thrunet shall, after payment in full of the Purchase Price by Hanaro Telecom, repay such reorganization security and reorganization credit in accordance with the Amended Reorganization Plan as approved (by the Reorganization Court).

(2) Thrunet shall, for purposes of payment under Paragraph (1) above, apply the Purchase Price as set forth in Article 3(4) hereof, less (i) the amounts set forth in the following Subparagraphs, (ii) the reserves set aside with respect to PowerCom Co., Ltd. ("PowerCom") in Paragraph (3) below, and
     (iii) the escrow amount set forth in Paragraph (4) below (reserves under the proviso of Paragraph (4) below, if a penalty is imposed by the Fair Trade Commission (the "FTC") prior to the date of deposit of the Purchase Price). The amounts deducted under the following Subparagraphs shall be applied for the working capital needs, etc. of Thrunet:

     1. Amount equivalent to reorganization security and reorganization credit (including the interest accrued on such loans) owed by Thrunet that have been paid, not pursuant to the valid reorganization plan of Thrunet, since January 1, 2005 until the date of this Agreement; and

     2. Amount equivalent to the advisory fees to be paid to Samjung KPMG FAS, Korea Development Bank, and DeRyook International Law Firm, whose advisory services were retained by Thrunet to proceed with the present M&A involving Hanaro Telecom.

(3) A sum of 8,500,000,000 Won, forming part of the Purchase Price, shall be set aside as the reserves for the working capital needs of Thrunet, which shall be used to pay the minimum use charges to PowerCom until the expiration of the effective term of each of (i) the "Agreement on the Use of Cable TV Transmission Network for Provision of Additional Services" (initially executed between Thrunet and Korea Electric Power Corporation on March 25, 1999 and subsequently PowerCom succeeded Korea Electric Power Corporation as a party thereto) (ii) the "Agreement on Provision of HFC Network between Thrunet and PowerCom" dated January 19, 2001, each existing validly between Thrunet and PowerCom.

(4) With respect to the "Agreement on the Clean Marketing for Internet Services" dated around April 2003 among six (6) communication service providers including Thrunet, the Korea Fair Trade Commission (the "FTC") is investigating whether such agreement is in violation of Article 19 (Prohibition of Unfair Collaborative Acts) of the Monopoly Regulation and Fair Trade Act ("MRFTA"). In the event that the FTC imposes a penalty on Thrunet for an unfair collaborative act, Thrunet shall, in order to secure the payment of such penalty, deposit, immediately upon depositing the Purchase Price, a sum of 8,000,000,000 Won (the "Escrow Amount"), forming part of the Purchase Price, in the name of Thrunet, with a financial institution (the "Escrow Agent") agreed upon between Thrunet and Korea Development Bank (representative of the creditors of Thrunet). Thrunet, the Korea Development Bank and Hanaro Telecom shall enter into an escrow agreement in the form attached hereto (the "Escrow Agreement") with the Escrow Agent prior to the deposit of the Escrow Amount; provided, however, that, if a penalty is imposed prior to deposit of the Purchase Price under
     Article 9 hereof, (i) such penalty shall first be paid with the funds held by Thrunet, then (ii) Thrunet shall set aside as reserves a portion of the Purchase Price equal to the "amounts that would otherwise be withdrawn and paid out from the Escrow Account" as calculated pursuant to Paragraph (5) below, and shall use such reserves as the working capital of Thrunet, without opening an escrow account.

(5) The Escrow Amount under Paragraph (4) above shall be used as follows, and the specific terms, method, etc. of withdrawal of the Escrow Amount shall be in accordance with the Escrow Agreement:

     1.   If no penalty is imposed by the FTC:

          the Escrow Amount (including the accrued interest thereon) shall be used to pay the reorganization security and reorganization credit owed by Thrunet, pursuant to the Amended Reorganization Plan;

     2.   If the penalty imposed by the FTC is not more than 4,000,000,000 Won:

          Thrunet shall withdraw the amount equal to such penalty from the escrow account and pay such amount. The balance of the Escrow Amount (including the accrued interest thereon) remaining after such payment shall be used to pay the reorganization security and reorganization credit owed by Thrunet, pursuant to the Amended Reorganization Plan;

     3. If the penalty imposed by the FTC is more than 4,000,000,000 Won, but not more than 10,000,000,000 Won:

          Thrunet shall withdraw that portion of the amount of such penalty which is equal to 4,000,000,000 Won plus two-thirds (2/3) of the excess of such penalty over 4,000,000,000 Won [i.e. 4,000,000,000 Won + (penalty amount - 4,000,000,000 Won) x 2/3] from the Escrow Account and pay such portion. The rest of the amount of such penalty shall be paid with the funds held by Thrunet. The balance of the Escrow Amount (including the accrued interest thereon) remaining after such payment shall be used to pay reorganization security and reorganization credit owed by Thrunet, pursuant to the Amended Reorganization Plan; and

     4.   If the penalty imposed by the FTC is more than 10,000,000,000 Won:

          Thrunet shall withdraw that portion of the amount of such penalty which is equal to the amount of the Escrow Amount (including the accrued interest thereon) from the Escrow Account and pay such portion. The rest of the entire amount of such penalty shall be paid with the funds held by Thrunet.

(6) Thrunet may object to the imposition of a penalty by the FTC through a lawsuit, objection, etc. If a refund (including the added refund) is received as a result of the final and conclusive determination of the penalty, the Thrunet shall conduct the following:

     1. based on the finally and conclusively determined amount of the penalty, calculate the "penalty amount that shall be withdrawn and paid out of the Escrow Account finally and conclusively" as calculated pursuant to Paragraph (5) above; and

     2. additionally pay to the reorganization security holders and reorganization creditors, in accordance with the Amended Reorganization Plan, the amount of refund (including the added refund thereon), which is equal to (i) the "amount already withdrawn and paid out of the Escrow Account pursuant to Paragraph (5) above (or as the case may be, the amount equivalent to the reserves set aside under the proviso of Paragraph (4) above)", less (ii) the "penalty amount that shall be withdrawn and paid out from the Escrow Account finally and conclusively" as calculated in Subparagraph 1 above.

(7) Hanaro Telecom shall bear no obligations to contribute moneys in connection with the acquisition of Thrunet, other than the obligation to deposit and pay the Purchase Price under Articles 3(4) and 9.


ARTICLE 6 (CAPITAL REDUCTION)

Thrunet may determine, at the time of preparation of the Amended Reorganization Plan, specific matters regarding capital reduction, such as reduction of the capital represented by common shares issued prior to the approval of the Amended Reorganization Plan, and the consolidation ratio of shares.


ARTICLE 7 (ISSUANCE OF NEW SHARES)

(1) Thrunet shall issue and allocate to Hanaro Telecom, and Hanaro Telecom shall subscribe for, 99,240,000 common shares in registered form pursuant to this Agreement and the Amended Reorganization Plan, promptly upon completion of the capital reduction procedures of Thrunet under Article 6 hereof (or on the issuance date of new shares, in the event that no capital reduction is effected under Article 6 hereof).

(2) Matters regarding issuance of new shares under Paragraph (1) above shall be as follows:

     1. Type and number of new shares to be issued: 99,240,000 common shares in registered form;

     2.   Par value per share: 2,500 Won;
     3.   Issue price per share: 2,500 Won;
     4.   Capital increase: 248,100,000,000 Won;
     5. Method of allocation of new shares and subscribers thereof: entire new shares to be allocated to Hanaro Telecom;
     6. Payment date for new shares: the date as set forth in the Amended Reorganization Plan;
     7. Location of payment of Subscription money: account designated by Thrunet; and
     8. Effective date of new shares: the date immediately following the date of payment for the new shares.

(3) Hanaro Telecom shall not dispose of 49,620,000 shares, which comprise 50% of the new shares, that it subscribed for under this Article 7, for a one-year period following the issuance date of such shares. To secure its obligation not to dispose of such shares, Hanaro Telecom shall make a safeguard deposit such shares in the Korea Securities Depository, and shall promptly deliver the relevant documents to Thrunet. Thrunet shall issue share certificates to Hanaro Telecom pursuant to the applicable laws and regulations upon completion of Hanaro Telecom's payment for for the new shares


ARTICLE 8 (SUBSCRIPTION FOR BONDS)

Hanaro Telecom shall subscribe for bonds (the "Bonds") issued by Thrunet on a private placement basis pursuant to this Agreement and the Amended Reorganization Plan, as follows:

     1.   Type of Bonds: non-guaranteed corporate bonds;
     2.   Total amount of the Bonds: 223,290,000,000 Won;
     3.   Issue price of the Bonds: 223,290,000,000 Won;
     4. Maturity of the Bonds: five (5) year anniversary of the issuance date of the Bonds (if such date is not a bank business day, the immediately following bank business day);
     5.   Interest rate for the Bonds; 3.42% per annum;
     6. Interest payment date: every three (3) months after the issuance date of the Bonds (if such date is not a bank business day, the immediately following bank business day);
     7. Default interest: if the issuer fails to pay the principal of, or the interest on, the Bonds on the maturity or the payment due dates, default interest shall be payable in respect of the overdue amount, calculated on daily basis at the default interest rate as set forth in the Amended Reorganization Plan, from the date immediately following the relevant maturity or due date until the date of actual payment;
     8. Redemption prior to maturity: the issuer may redeem the whole or any part of the Bonds with respect to the principal or interest thereon at any time prior to maturity, subject to a one-month written notice;
     9.   Type of bond certificates: bearer form;
     10. Payment due date for subscription money for the Bonds: the date immediately following the effective date of new shares under Article 7(2) hereof; and
     11.  Subscription money to be paid to: the account designated by Thrunet.

ARTICLE 9 (DEPOSIT AND PAYMENT OF PURCHASE PRICE)

(1) Hanaro Telecom shall deposit in the account designated by Thrunet the Purchase Price, less the sum of the Earnest Money already paid by Hanaro Telecom pursuant to Article 4 hereof and the interest accrued on the Earnest Money, at least three (3) bank business days prior to the meeting of interested persons for adoption of resolution of the Amended Reorganization Plan.

(2) Thrunet and Hanaro Telecom shall enter into a pledge agreement in the form as attached hereto with respect to the bank deposit claims on the full amount of the Purchase Price and the accrued interest thereon, over which the Thrunet shall create a pledge in favor of Hanaro Telecom immediately upon the deposit of the Earnest Money under Paragraph (1) above; provided, however, that no such pledge shall be created over the Escrow Amount as referred to in Article 5(4) hereof.

(3) The pledge created under Paragraph (2) above shall, for the payment of the subscription money for new shares and subscription money for the Bonds and to the extent of the amount of money to be paid for such new shares and the Bonds, be extinguished on the payment date of the subscription money for new shares and the payment date of the subscription money for the Bonds, respectively, under the Amended Reorganization Plan after the Amended Reorganization Plan is approved by the Reorganization Court.

(4) The Purchase Price shall, after the Amended Reorganization Plan is approved by the Reorganization Court, be converted into the subscription money for new shares under Article 7 hereof and the subscription money for the Bonds under Article 8 hereof. Also, the amount on deposit on the Escrow Account under Article 5(4) hereof shall be converted into the subscription money for the Bonds.

(5) After the Purchase Price is converted pursuant to Paragraph (4) above into the subscription money for new shares and the subscription money for the Bonds, Thrunet shall return to Hanaro Telecom the interest accrued on the Purchase Price deposited pursuant to Paragraph (1) above.


ARTICLE 10 (DISPATCH OF ACQUISITION GROUP)

(1) Hanaro Telecom may, after the approval of the Amended Reorganization Plan, dispatch a group of acquisition personnel (the "Acquisition Group") to Thrunet in order to facilitate the acquisition of Thrunet by Hanaro Telecom.

(2) The size of the Acquisition Group and the scope of the matters that may be handled by the Acquisition Group shall be determined with the permission of the Reorganization Court, subject to consultations between Thrunet and Hanaro Telecom.

(3) Thrunet shall (i) until Hanaro Telecom acquires the management right over Thrunet, consult the Acquisition Group prior to obtaining the permission of the Reorganization Court if Thrunet intends to pay its debts, incur new debts, acquire or dispose of material assets, or enter into, renew or amend any agreements relating to the foregoing, and (ii) consult the Acquisition Group with respect to the matters falling under the work scope of the Acquisition Group.


ARTICLE 11 (TERMS OF EMPLOYMENT)

(1) Hanaro Telecom shall guarantee the employment of all of the employees of Thrunet under the Labor Standard Act as of the date of this Agreement and procure that no disadvantage is caused to such employees by the execution and performance of this Agreement.

(2) The period during which the guarantee of employment under Paragraph (1) above is applicable shall be as agreed separately between Hanaro Telecom and Thrunet.


ARTICLE 12 (EFFECTIVENESS)

This Agreement shall become effective upon the affixing by Thrunet and Hanaro Telecom of their seal impressions on this Agreement and the approval of the Reorganization Court with respect thereto.


ARTICLE 13 (TERMINATION)

(1) Upon the occurrence of any of the following events, Thrunet may terminate this Agreement with a written notice to Hanaro Telecom; provided that, this Agreement shall not be terminated for any reason after the Amended Reorganization Plan is approved by the Reorganization Court:

     1. if Hanaro Telecom fails to deposit the Earnest Money under Article 4(1) hereof;
     2. if Hanaro Telecom fails to deposit the Purchase Price under Article 9(1) hereof;
     3. if Hanaro Telecom fails to obtain and notify to Thrunet the approvals, licenses, etc. under Article 15(3) hereof within the period prescribed therein; or
     4. if Hanaro Telecom commits a breach of its obligations under this Agreement and fails to remedy such breach within 15 days following the receipt of a notice requiring such breach to be remedied.

(2) Upon the occurrence of any of the following events, this Agreement may be terminated with a written notice to the other party; provided, however, that this Agreement shall not be terminated for any reason after the Amended Reorganization Plan is approved by the Reorganization Court:

     1. by Hanaro Telecom and/or Thrunet, if the Amended Reorganization Plan is not approved by the Reorganization Court;
     2. by either party, if such party becomes unable to perform this Agreement due to a war, act of God or any other force majeure beyond the control of such party; or
     3. by Hanaro Telecom, if Thrunet commits a breach of its obligations under this Agreement and fails to remedy such breach within 15 days following the receipt of a notice requiring remedy of such breach.

(3) Either party may terminate this Agreement if the Amended Reorganization Plan fails to be approved by the Reorganization Court within 6 months from the date of this Agreement for reasons not attributable to such party.

(4) If this Agreement is terminated due to any event set forth in Paragraph (1) above, the guarantee deposit (including the accrued interest thereon in the case of Article 13 (1),

     Subparagraph 1) or the Earnest Money (including the accrued interest thereon in the case of Article 13 (1), Subparagraphs 2 to 4) shall belong to Thrunet as a penalty. In such case, the pledge created over the bank deposit claims shall be automatically extinguished and Hanaro Telecom shall give the relevant financial institution a notice of closing of the account concerned. Hanaro Telecom shall bear no obligations to compensate for damages in connection with this Agreement, other than the guarantee deposit (including the accrued interest) or the Earnest Money (including the accrued interest thereon) belonging to Thrunet pursuant to this Paragraph
     (4).

(5) If this Agreement is terminated under Paragraph (2) or (3) above for reasons not attributable to Hanaro Telecom prior to the approval of the Amended Reorganization Plan by the Reorganization Court, Thrunet shall, immediately upon such approval by the Reorganization Court being obtained, return to Hanaro Telecom the Earnest Money (including the accrued interest thereon) or the Purchase Price (including the accrued interest thereon).

(6) If this Agreement is terminated, Thrunet and Hanaro Telecom shall immediately return to the other party, or destroy, all the materials, etc. obtained from the other party.


ARTICLE 14 (INDEMNITY)

If this Agreement is terminated, Hanaro Telecom shall not claim any damages from Thrunet, the Reorganization Court, the lead manager for the present M&A, etc., other than the return or repayment of the Earnest Money and the Purchase Price pursuant to Articles 4 (1), 9 (1), or 13 (4) or (5) hereof.


ARTICLE 15 (COVENANTS BY HANARO TELECOM)

(1) Hanaro Telecom fully understands that it shall obtain the consent of the REORGANIZATION SECURITY HOLDERS AND REORGANIZATION creditors or the shareholders of the Thrunet in a meeting of interested persons if the interest of such REORGANIZATION SECURITY HOLDERS AND REORGANIZATION creditors or the shareholders is unfavorably affected in connection with the Amended Reorganization Plan.

(2) Hanaro Telecom fully understands that (i) the reorganization procedures of the Thrunet shall not automatically be terminated by the execution of this Agreement, debt restructuring under the Amended Reorganization Plan, payment of the Purchase Price, and payment of the REORGANIZATION SECURITY AND REORGANIZATION credits owed by the Thrunet, and (ii) the termination of the reorganization procedures of the Thrunet shall be determined by the final and conclusive judgment of the Reorganization Court pursuant to the applicable laws, based on the financial soundness of the Thrunet, including procurement of funds necessary to perform the Amended Reorganization Plan or generation of ordinary profit, after the acquisition of the issued shares of the Thrunet by Hanaro Telecom pursuant to the approved Amended Reorganization Plan.

(3) Hanaro Telecom acknowledges that it is entering into this Agreement based on its confirmation of the availability of the approvals, licenses, etc. under the MRFTA and other relevant laws and regulations necessary for the acquisition of the Thrunet by Hanaro Telecom. If such approvals, licenses, etc. necessary for the acquisition of the Thrunet by Hanaro Telecom are not obtained and notified to the Thrunet not later than the earlier of (i) 60 days following the date of this Agreement (or the extended date by which such approvals, licenses, etc. are to be obtained, if such extended date has been granted by the Reorganization Court as a result of a delay in the period for obtaining such approvals, licenses, etc. pursuant to the relevant laws and regulations) and (ii) three (3) business days prior to the meeting of interested persons, such failure shall be deemed to be attributable to Hanaro Telecom.


ARTICLE 16 (COVENANTS BY THRUNET)

(1) Thrunet shall promptly take all the steps necessary for acquisition of Thrunet by Hanaro Telecom to be completed as quickly as possible pursuant to this Agreement, for as long as this Agreement remains effective.

(2) Thrunet shall conduct its purchases, sales, administration and other business and management matters in good faith and in the ordinary course of business, for as long as this Agreement remains effective.

(3) Thrunet shall comply with the applicable laws and regulations in performing the matters set forth herein, for as long as this Agreement remains effective.

(4) Thrunet shall not, for as long as this Agreement remains effective, commit any act that, except for the change in the capital of Thrunet as set forth in this Agreement, may cause a change in the capital of Thrunet, including, without limitation, a grant of the pre-emptive rights to subscribe for new shares to any persons other than Hanaro Telecom, issuance of convertible bonds, bonds with warrants or exchangeable bonds, or a grant of stock options.

(5) Thrunet shall not, for as long as this Agreement remains effective, proceed with or commence any transactions the same as or similar to the transactions contemplated by this Agreement, with third parties other than Hanaro Telecom or the persons acknowledged by Hanaro Telecom.

(6) Thrunet shall not, for as long as this Agreement remains effective, commit any act that may substantially deteriorate the financial status of the Thrunet, without the permission of the Reorganization Court.

(7) With respect to the damages and reimbursable expenses payable to SK Networks Co., Ltd. (then known as SK Global Co., Ltd.) ("SK Networks") under a certain Asset Transfer Agreement dated July 5, 2002 between Thrunet and SK Networks and certain agreements ancillary thereto (collectively, the "Asset Transfer Agreement"), Thrunet shall, by prior consultation with Hanaro Telecom, use best efforts to enter into an agreement with SK Networks under which (i) the amount equivalent to 6% of the reserve amount (which shall be the balance of the reserve amount as of the date of this Agreement as confirmed by Thrunet and SK Networks and notified to Hanaro Telecom) held by SK Networks under the Asset Transfer Agreement as of the date of this Agreement shall be paid to Thrunet by December 31, 2007, and
     (ii) SK Networks waives, in return for the waiver by Thrunet of the right to claim the payment of the balance of the reserve amount on or after December 31, 2007, its rights to claim the damages and reimbursable expenses under the Asset Transfer Agreement as well as its all other rights.

(8) Thrunet shall use best efforts to ensure that the "Master Agreement on Cooperation for Additional Communication Business" and the agreements ancillary thereto entered into with general cable broadcasting business operators, relayed broadcasting business operators or transmission network business operators under the Broadcasting Act will remain effective after the execution of this Agreement.

(9) Thrunet shall, by referring to the opinion of Hanaro Telecom, prepare the Amended Reorganization Plan to contain the details of the acquisition of Thrunet by Hanaro Telecom.


ARTICLE 17 (APPLICATION FOR TERMINATION OF REORGANIZATION PROCEDURES)

Thrunet shall use best efforts to make an application to the Reorganization Court for termination of the reorganization procedures pursuant to the Corporate Reorganization Act, as quickly as possible after the completion of payment under
Article 5 hereof of the reorganization security and reorganization credits owed by Thrunet.


ARTICLE 18 (CONFIDENTIALITY OBLIGATION)

(1) Neither Thrunet nor Hanaro Telecom shall disclose to a third party, or allow a third party to gain knowledge, trade secrets of the other party, the terms of this Agreement or any other information related to the present M&A obtained in connection with the execution and performance of this Agreement (including the information obtained in the process leading to the execution of this Agreement) without prior written consent of the other party.

(2) The confidentiality obligation under Paragraph (1) above shall not be applicable to (i) the provision by Thrunet to its creditors or the Reorganization Court of materials related to the present M&A and other information regarding the progress thereof for purposes of, among others, making reports to the Reorganization Court or conducting consultations with such creditors in order to proceed with the present M&A or (ii) the provision of information as required by the applicable laws and regulations, regulatory agencies or the court.

(3) The confidentiality obligation under this Article 18 shall not be applicable to (i) the provision for unavoidable reasons by Hanaro Telecom of the materials related to the present M&A and other information regarding the progress thereof to financial advisors, legal advisors, accounting firms or the shareholders or creditors of Hanaro Telecom (restricted to the shareholders or creditors of Hanaro Telecom to whom materials related to the present M&A and other information regarding the progress thereof have been provided pursuant to the relevant agreement with Hanaro Telecom) for purposes of proceeding with the present M&A or (ii) the provision of information relating to the present M&A as required by the Securities and Exchange Act and other applicable laws and regulations.

(4) Thrunet and Hanaro Telecom shall not use the information obtained in connection with the execution and performance of this Agreement for any purposes other than the purpose of performing this Agreement and proceeding with the present M&A. Hanaro Telecom shall procure that the financial advisors, legal advisors, accounting firms or creditors of Hanaro Telecom under Paragraph (3) above shall comply with the confidentiality obligation under this Article 18, and Hanaro Telecom shall directly bear the liability for any breach of such confidentiality obligation by such the financial advisors, legal advisors, accounting firms or creditors of Hanaro Telecom.

(5) Thrunet and Hanaro Telecom shall continue to bear the confidentiality obligation under this Article 18 even after this Agreement ceases to be in effect or is terminated;

     provided, however, that Hanaro Telecom may (i) if the Amended Reorganization Plan has been approved by the Reorganization Court, disclose to the public or a third party under its responsibility the details and terms of this Agreement and other information relating to the present M&A (including the information obtained in the process leading to the execution of this Agreement) as the largest shareholder of Thrunet, in accordance with the applicable laws and regulations, subject to the prior consultation with Thrunet, and (ii) if the reorganization procedures for Thrunet has been completed, disclose to the public or a third party under its responsibility the trade secrets of Thrunet.


ARTICLE 19 (NO ASSIGNMENT)

The rights and obligations of Hanaro Telecom under this Agreement shall not be assigned to a third party without permission of the Reorganization Court and Thrunet.


ARTICLE 20 (OTHER PROVISIONS)

(1) Thrunet and Hanaro Telecom shall cooperate fully in good faith for the performance of this Agreement and the management normalization of Thrunet.

(2) The reference to Thrunet in this Agreement shall be the reference to the receiver of Thrunet or Thrunet itself, as the context requires.

(3) Matters not specified herein shall be in accordance with the Corporate Reorganization Act, Corporate Reorganization Proceedings Working Rule No. 5 of the Bankruptcy Department of the Seoul Central District Court as amended on October 9, 2001 (the "Working Rule"), and general trade practices regarding M&A.

(4) Terms of this Agreement may be amended by agreement between Thrunet and Hanaro Telecom, subject to the approval of the Reorganization Court with respect to such amendment.

(5) The effectiveness and interpretation of this Agreement shall be governed by the laws of the Republic of Korea, and any dispute arising in connection with this Agreement shall be under the jurisdiction of the Seoul Central District Court with respect to the first-instance trial.

(6) If the Reorganization Court presents any opinion with respect to the execution of this Agreement or in the process of the deliberation, resolution, etc. of the Amended Reorganization Plan, each of Thrunet and Hanaro Telecom shall accommodate such opinion to the fullest extent as long as its rights and/or obligations are not substantially changed thereby.

(7) If Thrunet intends to do any act deviating from its customary business such as paying reorganization creditors owed by Thrunet or executing (including executing an amendment agreement) or terminating any material agreement from the date of this Agreement until the approval of the Amended Reorganization Plan, Thrunet shall consult with Hanaro Telecom in advance; provided that the term "material agreement" shall include, without limitation, the general terms and conditions for the subscribers of Thrunet, any agreement executed with respect to the solicitation and charging of subscribers, any entrustment agreement executed with respect to the provision of internet services to subscribers, and any agreement executed with respect to the use of various communication lines in connection with the provision of internet services to subscribers.

(8) This Agreement shall prevail over any prior oral or written agreements (including Bidding Documents of Hanaro Telecom and the MOU) exchanged between the parties in connection with the acquisition of Thrunet by Hanaro Telecom.

In Witness Whereof, Thrunet and Hanaro Telecom have duly executed this Agreement by signing or affixing their seals on this Agreement in duplicate and each party shall keep one copy.


                                February 4, 2005

Thrunet:               Korea Thrunet Co., Ltd.
                       1338-5, Seocho-dong, Seocho-ku, Seoul
                       Receiver: Seok Won Park

Proposed Acquirer:     Hanaro Telecom Inc.
                       43, Taepyungro 2-ga, Chung-gu, Seoul
                       Representative Director: Chang-Bun Yoon



Attachments: Pledge Agreement
             Escrow Agreement